FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






The following is the text of an advertisement which is to be published in the press in Malta on 28 July 2006 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly-held subsidiary of HSBC Holdings plc.


                             HSBC Bank Malta p.l.c.
                          Half-Yearly Results for 2006

Review of Performance

The published figures, which have been prepared in accordance with International Financial Reporting Standards for interim financial statements (IAS 34 'Interim Financial Reporting'), have been extracted from HSBC Bank Malta p.l.c.'s unaudited group management accounts for the six months ended 30 June 2006. The half-yearly results are being published in terms of Chapters 8 and 9 of the Listing Rules of the Listing Authority - Malta Financial Services Authority and the Prevention of Financial Markets Abuse Act 2005. These figures have been drawn up according to the accounting policies used in the preparation of the annual audited accounts.

All figures are stated in Maltese lira, the functional currency of HSBC Bank Malta p.l.c. The euro exchange rate ruling on 30 June 2006 was EUR1=Lm0.4293. The US dollar and sterling exchange rates ruling on the same day were US$1=Lm0.3375 and GBP1=Lm0.6196. Average exchange rates for 2006 for euro, US dollar and sterling were EUR1=Lm0.4293, US$1=Lm0.3491 and GBP1=Lm0.6251.

HSBC Bank Malta p.l.c. and its subsidiaries recorded a profit before tax of Lm20.6 million for the six months ended 30 June 2006 which represents an increase of 11.3 per cent over the Lm18.5 million earned during the same period in 2005.

- Profit after tax attributable to shareholders of Lm13.4 million, an increase of 11.0 per cent over the Lm12.1 million earned during the same period in 2005.


- Net interest income increased by 7.1 per cent over prior year to Lm22.8 million.


- Non-interest income increased by 24.8 per cent, contributing Lm15.1 million to net operating income.


- Administrative expenses increased by 8.8 per cent, primarily due to higher performance-based compensation for all staff. However, the cost: income ratio improved from 47.5 per cent to 45.5 per cent.


- Risk provisions were at low levels supported by an unchanged conservative policy in the assessment of credit risk and effective risk management. Impaired loans reduced from Lm61.7 million to Lm58.8 million.


- Customer deposits increased to Lm1,407.2 million at 30 June 2006 compared with Lm1,367.2 million at 31 December 2005. Funds, life insurance contracts and amounts under custody increased by Lm53.0 million in aggregate during the period.


- Loans and advances to customers increased to Lm1,075.2 million at 30 June 2006 - up Lm59.1 million or 5.8 per cent over 31 December 2005.


- Total assets of Lm1.71 billion at 30 June 2006 when compared with Lm1.66 billion at 31 December 2005.


- Earnings per share for the first six months ended 30 June 2006 increased to 4.6 cents compared to 4.1 cents for the first six months of 2005. Comparative data has been adjusted for the April 2006 three-for-one bonus share issue.


- Return after tax on capital employed increased to 10.9 per cent compared with 8.3 per cent for the first six months of last year.

Shaun Wallis, Director and Chief Executive Officer of HSBC Bank Malta p.l.c., said:

"Our results for the first six months reflect continued business growth in all customer groups and across all product lines. Our focus continues to be on maximising customer relationships.

"The Board is recommending an interim gross dividend of 5.3 cents per share (3.4 cents net of tax) which equates to a cash payment of Lm10.1 million. This will be paid on 17 August 2006, to shareholders who are on the bank's register of shareholders as at 4 August 2006.

"We would like to thank our customers for their business during the first six months of this year, to thank our staff for their continued high level of customer service and to thank the community for their support.

"We remain optimistic about economic activity and HSBC's business prospects in Malta."

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises over 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Income Statement for the period 1 January 2006 to 30 June 2006

                                        Group                      Bank
                                       6 mths        6 mths      6 mths    6 mths
                                           to            to          to        to
                                      30/6/06       30/6/05     30/6/06   30/6/05
                                        Lm000         Lm000       Lm000     Lm000
Interest receivable and
  similar income
- on loans and advances
  and balances
  with Central Bank
  of Malta and
  Treasury Bills                       32,542        29,430      31,736    27,877
- on debt and other
  fixed income instruments              4,729         5,536       5,155     6,232
Interest payable                      (14,464)      (13,671)    (14,685)  (13,808)
Net interest income                    22,807        21,295      22,206    20,301

Fees and commissions
  receivable                            6,738         5,587       5,167     4,427
Fees and commissions
  payable                                (445)         (359)       (338)     (287)
Net fee and commission
  income                                6,293         5,228       4,829     4,140

Dividend income                            32            38         357       338
Trading profits                         3,525         3,598       3,525     3,607
Net income from insurance
  financial instruments
  designated at fair value
  through profit or loss                1,147         3,860           -         -
Net gains on disposal
  of non-trading
  financial instruments                 2,293         1,221       2,293     1,267
Net earned insurance
  premium                               7,327         8,305           -         -
Other operating income                  1,415           677         508         2
Total operating income                 44,839        44,222      33,718    29,655

Net insurance claims
  incurred and movement
  in policyholders'
  liabilities                          (6,965)      (10,857)          -         -
Net operating income                   37,874        33,365      33,718    29,655

Employee
  compensation
  and benefits                        (10,668)       (9,938)    (10,198)   (9,478)
General and
  administrative
  expenses                             (5,088)       (4,472)     (4,815)   (4,233)
Depreciation                           (1,188)       (1,127)     (1,176)   (1,105)
Amortisation
  of intangible
  assets                                 (286)         (296)       (243)     (262)
Net operating
  income before
  impairment reversals
  and provisions                       20,644        17,532      17,286    14,577
Net impairment
  reversals                                54           953          14       938
(Provisions)/reversals
  for liabilities
  and other charges                      (130)            1           -         1
Profit before tax                      20,568        18,486      17,300    15,516
Tax on profit                          (7,136)       (6,396)     (5,712)   (5,297)
Profit for the
  period                               13,432        12,090      11,588    10,219

Profit attributable
  to shareholders
  of the bank                          13,419        12,090      11,588    10,219

Profit attributable
  to minority
  interest                                 13             -           -         -

Earnings per share                        4.6c          4.1c        4.0c      3.5c

Balance Sheet At 30Jun06
                                          Group                     Bank
                                    30/6/06    31/12/05     30/6/06    31/12/05
                                      Lm000       Lm000       Lm000       Lm000
Assets
Balances with Central Bank
  of Malta, treasury
  bills and cash                    105,658      77,121     105,658      77,118
Cheques in course of
  collection                          5,245       9,727       5,245       9,727
Financial assets held
  for trading                         3,631       3,907       3,631       3,907
Financial assets
  designated at fair value
  through profit or loss            101,410      93,131           -           -
Investments                         183,610     224,500     183,608     254,468
Loans and advances
  to banks                          160,594     162,882     161,332     202,332
Loans and advances
  to customers                    1,075,192   1,016,084   1,075,245     937,813
Shares in subsidiary
  companies                               -           -       9,682      20,350
Intangible assets                    10,240       9,433         754         829
Property, plant
  and equipment                      29,259      29,746      29,274      29,755
Investment property                   2,911         961       1,950           -
Assets held for sale                  4,455       4,918       4,519       5,864
Current tax recoverable                   -       1,895           -       1,607
Deferred tax asset                        -           -         925           -
Other assets                         10,159       8,701       3,503       2,699
Prepayments and
  accrued income                     13,840      12,868      13,034      12,945
Total assets                      1,706,204   1,655,874   1,598,360   1,559,414

Liabilities
Financial liabilities
  held for trading                    4,311       4,050       4,331       4,050
Amounts owed to banks                32,082      22,667      32,082      22,667
Amounts owed to customers         1,407,231   1,367,214   1,420,097   1,381,683
Debt securities in issue                  -          12           -           -
Provision for current tax             3,653           -       3,861           -
Deferred tax liability                3,589       3,843           -         349
Liabilities to customers
  under investment contracts          7,865       8,297           -           -
Liabilities under insurance
  contracts issued                   92,625      86,275           -           -
Other liabilities                    14,419      16,755      13,544      16,192
Accruals and
  deferred income                    17,065      15,035      16,840      14,942
Provisions for liabilities
  and other charges                     155          25          25          25
Total liabilities                 1,582,995   1,524,173   1,490,780   1,439,908

Equity
Called up share capital              36,480       9,120      36,480       9,120
Revaluation reserves                 10,568      13,105      10,568      13,041
Other reserve                             -       4,242           -       4,242
Retained earnings                    76,161     104,906      60,532      93,103
Equity attributable
  to shareholders                   123,209     131,373     107,580     119,506
Minority interest                         -         328           -           -
Total equity                        123,209     131,701     107,580     119,506
Total liabilities
  and equity                      1,706,204   1,655,874   1,598,360   1,559,414

Memorandum items

Contingent liabilities               52,329      51,513      52,339      51,523
Commitments                         414,151     401,216     414,151     412,044


The interim financial statements were approved by the Board of Directors on 27 July 2006 and signed on its behalf by:

Albert Mizzi, Chairman                    Shaun Wallis, Chief Executive Officer

Statement of Changes in Equity for the period 1 January 2006 to 30 June 2006

                               Attributable to shareholders of the bank

                   Called up           Reval-
                       share           uation      Other        Retained                 Minority         Total
                     capital         reserves    reserve        earnings        Total    interest        equity
                       Lm000            Lm000      Lm000           Lm000        Lm000       Lm000         Lm000
Group
At 01Jan05 as
  previously
  stated               9,120           11,473      4,242         109,618      134,453           -       134,453
Impact of
  adoption of
  IFRS 4                   -                -          -            (199)        (199)          -          (199)
At 01Jan05 as
  restated             9,120           11,473      4,242         109,419      134,254           -       134,254
Release of net
  gains on
  available-for-
  sale assets
  transferred to
  the income
  statement on
  disposal                 -             (779)         -               -         (779)          -          (779)
Net fair value
  adjustments on
  investments              -              257          -               -          257           -           257
Release of
  revaluation
  reserve on
  disposal of
  property                 -               52          -             (52)           -           -             -
Net gains not
  recognised
  in the income
  statement                -             (470)         -             (52)        (522)          -          (522)
Profit for the
  period                   -                -          -          12,090       12,090           -        12,090
Dividends                  -                -          -          (6,473)      (6,473)          -        (6,473)
At 30Jun05             9,120           11,003      4,242         114,984      139,349           -       139,349

At 01Jan06             9,120           13,105      4,242         104,906      131,373         328       131,701

Release of net
  gains on
  available-for-
  sale assets
  transferred to
  the income
  statement on
  disposal                 -           (1,490)         -               -       (1,490)          -        (1,490)
Net fair value
  adjustments on
  investments              -           (1,035)         -               -       (1,035)          -        (1,035)
Release of
  revaluation
  reserve on
  disposal of
  property                 -              (12)         -              18           6            -             6
Net gains not
  recognised in
  the income
  statement                -           (2,537)         -              18       (2,519)          -        (2,519)
Bonus share issue     27,360                -     (4,242)        (23,118)           -           -             -
Increase in
  share capital
  of subsidiary            -                -          -               -           -           91            91
Profit for
  the period               -                -          -          13,419       13,419          13        13,432
Disposal of
  subsidiary               -                -          -               -            -        (432)         (432)
Dividends                  -                -          -         (19,064)     (19,064)          -       (19,064)
At 30Jun06            36,480           10,568          -          76,161      123,209           -       123,209


                          Called up           Reval-
                              share           uation           Other          Retained           Total
                            capital         reserves        reserves         earinings          equity
Bank                          Lm000            Lm000           Lm000             Lm000           Lm000
At 01Jan05                    9,120           11,479           4,242            87,493         112,334

Release of net gains
  on available-for-
  sale assets
  transferred to
  the income statement
  on disposal                    -             (825)               -                 -           (825)
Net fair value
  adjustments on
  investments                    -              248                -                 -            248
Release of revaluation
  reserve on disposal of
  properties                     -               52                -               (52)             -
Net gains not
  recognised in the
  income statement               -             (525)               -               (52)          (577)
Profit for
  the period                     -                -                -            10,219         10,219
Dividends                        -                -                -            (6,473)        (6,473)
At 30Jun05                   9,120           10,954            4,242            91,187        115,503

At 01Jan06                   9,120           13,041            4,242            93,103        119,506

Release of net
  gains on
  available-for-
  sale assets
  transferred to
  the income
  statement on disposal          -           (1,490)              -                  -         (1,490)
Net fair value
  adjustments
  on investments                 -             (971)              -                  -           (971)
Release of revaluation
  reserve on disposal
  of properties                  -              (12)              -                 18              6
Net gains not
  recognised in
  the income statement           -           (2,473)              -                 18         (2,455)
Bonus share
  issue                     27,360                -          (4,242)           (23,118)             -
Effect of
  amalgamation
  of subsidiary                  -                -               -             (1,995)        (1,995)
Profit for
  the period                     -                -               -             11,588         11,588
Dividends                        -                -               -            (19,064)       (19,064)
At 30Jun06                  36,480           10,568               -             60,532        107,580

Cash Flow Statement for the period 1 January 2006 to 30 June 2006

                                Group                          Bank
                         6 mths      6 mths to      6 mths to        6 mths to
                        30/6/06        30/6/05        30/6/06          30/6/05
                          Lm000          Lm000          Lm000            Lm000

Cash flows from
operating activities

Interest and
  commission
  receipts               50,101         50,554         39,289          38,015
Interest and
  commission
  payments              (13,966)       (13,989)       (12,911)        (12,913)
Payments to
  employees and
  suppliers             (16,791)       (15,829)       (15,030)        (14,902)
Operating
  profit before
  changes in
  operating
  assets/liabilities     19,344         20,736         11,348          10,200

(Increase)/decrease in
  operating assets:
Trading instruments        (392)           809           (392)            809
Reserve deposits
  with Central Bank
  of Malta                  214             73            214              73
Loans and advances
  to banks with
  contractual
  maturity of
  over three months       3,609         (6,513)         3,609          (6,515)
Loans and advances
  to customers          (59,557)       (49,491)       (63,937)        (55,695)
Treasury bills
  with contractual
  maturity of
  over three
  months                  2,000         29,907          2,000          29,907
Cheques in
  course of
  collection              4,482          (866)          4,482            (866)
Other
  receivables              (578)       (1,031)            297            (938)

Increase/(decrease) in
  operating liabilities:

Amounts owed
  to banks with
  contractual
  maturity of
  over three
  months                  8,752      (22,367)           8,752         (22,367)
Amounts owed
  to customers           43,996       25,118           42,665          26,941
Other payables           (4,409)       4,578           (3,720)          4,262
Net cash
  from/(used in)
  operating
  activities
  before tax             17,461          953            5,318         (14,189)
Tax paid                   (454)      (1,100)            (436)           (933)
Net cash flows
  from/(used in)
  operating
  activities             17,007         (147)           4,882         (15,122)

Cash flows from
  investing
  activities
Dividends
  received                  12            25              512             325
Income received
  from financial
  instruments
  designated at
  fair value
  through profit
  or loss                1,579           695                -               -
Interest
  received from
  available-for-
  sale debt and
  other fixed
  income
  instruments           3,888          3,351            3,888           3,351
Interest
  received from
  held-to-maturity
  debt and
  other fixed
  income
  instruments           2,673          2,759            3,084           4,116


Proceeds on
  disposal of
  financial
  instruments
  designated
  at fair value
  through profit
  or loss               4,180          7,463                -               -
Proceeds on
  disposal of
  available-for-
  sale instruments     30,411         11,401           30,411          11,299
Proceeds on
  maturity of
  held-to-maturity
  debt and other
  fixed income
  instruments          17,189         25,293           47,177          25,293
Proceeds on
  disposal of
  property, plant
  and equipment            56            439               56             431
Purchase of
  financial
  instruments
  designated at
  fair value
  through profit
  or loss             (14,185)       (14,388)               -               -
Purchase of
  available-for-
  sale instuments     (11,967)       (27,961)         (11,967)        (27,961)
Purchase of
  property,
  plant and
  equipment and
  investment property    (761)          (591)            (755)           (584)
Purchase of
  intangible assets      (171)          (344)            (168)            (52)
Proceeds on disposal
  of shares in
  subsidiary company      450              -              450               -
Net cash flows
  from investing
  activities           33,354          8,142           72,688          16,218
Cash flows
  from financing
  activities
Dividends paid        (19,064)        (6,473)         (19,064)         (6,473)
Decrease in
  debt securities
  in issue                (12)             -                -               -
Maturity of
  subordinated
  loan stock                -        (19,914)               -         (20,000)
Issue of units to
  minority interest        91              -                -               -
Cash used in
  financing
  activities          (18,985)       (26,387)         (19,064)        (26,473)
Effect of
  amalgamation
  of subsidiary
  company on
  cash and cash
  equivalents               -              -          (65,840)              -
Increase/(decrease)
  in cash and
  cash equivalents      31,376       (18,392)          (7,334)        (25,377)
Effect of exchange
  rate changes on
  cash and cash
  equivalents           (5,447)        2,588           (5,447)          2,538
Net increase/
  (decrease) in
  cash and cash
  equivalents           36,823       (20,980)          (1,887)        (27,915)
                        31,376       (18,392)          (7,334)        (25,377)
Cash and cash
  equivalents at
  beginning of
  period               136,468        97,051          175,915         138,108
Cash and cash
  equivalents
  at end of
  period               167,844        78,659          168,581         112,731


Segmental Information
a Class of business

                                Personal                                         Corporate,
                               financial                Commercial        investment banking
                                services                   banking               and markets             Total
                         6 mths        6mths       6mths       6mths       6mths         6mths        6mths      6mths
                             to           to          to          to          to            to           to         to
                        30/6/06      30/0/05     30/6/06     30/6/05     30/6/06       30/6/05      30/6/06    30/6/05
                          Lm000        Lm000       Lm000       Lm000       Lm000         Lm000        Lm000      Lm000
Group

Profit before
  tax
Segment
  operating
  income                 18,814       16,048      12,920      11,204       6,140         6,113       37,874      33,365
Segment
  impairment
  allowances                (20)        (174)        (56)      1,128           -             -          (76)        954
Common costs                                                                                        (17,230)    (15,833)
Profit before
  tax                                                                                                20,568      18,486


                       30/06/06     31/12/05     30/06/06   31/12/05     30/6/06       31/12/05     30/6/06    31/12/05
                          Lm000        Lm000        Lm000      Lm000       Lm000          Lm000       Lm000       Lm000

Assets
Segment
  total
  assets                627,968      582,512      631,162    610,844     447,074        462,518   1,706,204   1,655,874
Average
  total assets          602,651      500,335      621,003    654,596     454,796        457,678   1,678,450   1,612,609
Total equity             36,359       38,261       75,517     79,806      11,333         13,634     123,209     131,701

b Geographical segments

The group's activities are carried out in Malta. There are no identifiable geographical segments or other material concentrations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 July, 2006